1010 Atlantic Ave, Ste. 102 Alameda, CA 94501 T:510.521.3390 - F:510.521.3389

October 18, 2016

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561

Attn:	Suzanne Hayes
Mary Beth Breslin
Michael Gershon

Re:	OncoCyte Corporation
Registration Statement on Form S-1
File No. 333-213810

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, OncoCyte Corporation hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Thursday, October 20, 2016, or as soon thereafter as practicable.

Thank you for your assistance.  Should you have any questions, please contact Andrew Ledbetter of DLA Piper LLP (US) at (206) 839-4845, or his colleague Kevin Criddle at (206) 839-4857.

Very truly yours,

OncoCyte Corporation

/s/ William Annett
William Annett
President and Chief Executive Officer